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ANNUAL REPORTS
FORM X-17A-5
PART III 🖅

SEC FILE NUMBER
8-39716

MAR 01 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01-01-2021___ AND ENDING ___12-31-2021___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___BANYAN SECURITIES, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___17 E SIR FRANCIS DRAKE BLVD. SUITE 201___
(No. and Street)

___LARKSPUR___	___CA___	___94939___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___BRUCE NEFF___	___415-461-0900___	___Bruce@banyansec.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___BPM LLP___
(Name – if individual, state last, first, and middle name)

___ONE CALIFORNIA STREET SUITE 2500 SAN FRANCISCO___	___CA___	___94111___
(Address)	(City)	(State)	(Zip Code)

10/08/2003	207
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __CLAUDIO CHIUCHIARELLI_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____BANYAN SECURITIES, LLC_____, as of _____DECEMBER 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

See Attached
Notary Certificate

Title: _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

STATE OF CALIFORNIA   }

COUNTY OF **Marin**   }

Subscribed and sworn to (or affirmed) before me on this **28th** day of **February**, **2022**
                                                   Date   *Month*   *Year*

by **Claudio Chiuchiarelli**

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____
Signature of Notary Public

> MIXTLI HERNANDEZ NUNEZ
> Notary Public - California
> Marin County
> Commission # 2382278
> My Comm. Expires Nov 9, 2025

Seal
Place Notary Seal Above

-- OPTIONAL --
Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:_____

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____



One California Street, Suite 2500, San Francisco, CA 94111
Phone 415-421-5757 | Fax 415-288-6288 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Banyan Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

BPM LLP
We have served as Banyan Securities, LLC's auditor since 2016.
San Francisco, California
February 28, 2022

BANYAN SECURITIES, LLC
SEC ID # 8-39716

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2021

1

TABLE OF CONTENTS -

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	$	18,045
Due from clearing broker, including clearing deposits of $150,000		853,228
Commissions receivable		23,301
Other assets		11,100
	$	905,674

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	85,090
Payable due to members		300,000
Total liabilities		385,090
Commitments and contingincies - (See note 7)		
Members' equity		520,584
	$	905,674

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company which was organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statements are presented using U.S. generally accepted accounting principles ("GAAP"). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Use of Estimates

The preparation of financial statements are presented in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are valued at fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to Be cash equivalents. The Company's cash is held in institutions in the U.S.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company on a trade-date basis from brokerage transactions not yet received from its clearing broker. No allowance was deemed necessary as of December 31, 2021 since the Company has determined all commissions receivable to be collectible. The firm's business is almost exclusively in agency commissions received on listed and OTC equity security transactions.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company. These amounts are included in accounts payable and accrued expenses.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

Fair Value Disclosure

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on inputs, other than quoted prices included in Level 1,that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at fair value based on their last reported sales price as of the valuation date.

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

As of December 31, 2021, there were no securities held by the Company. There were no transfers in or out of each level of the fair value hierarchy.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

3. Members' Equity and Related Party Transactions

Contributions and distributions by/to members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. As of December 31, 2020, the company owed $388,000 to members, which was non-interest bearing and was paid in January 2021. As of December 31, 2021, the company owed $ 300,000 to members which was non-interest bearing and was paid in January 2022. Members of the firm (as related parties) generated commissions in the amount of $ 345,898 for the year ended December 31,2021.

Managing members have additional ri ghts, powers, and authority as part of their ownership interest in the Company. The Company allows a member to trade securities in a special capital investment account for the benefit of that member. Any gains or losses on such security trades are attributed to that member's capital account with the member still owning the underlying security including any appreciation or depreciation in value. In December 2021, the Company distributed the special capital account and its assets of $ 395,697 to the member. As such, as of December 31, 2021 the special capital account is no longer recognized in the Company's financial statements.

4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $750,000 through December 16, 2021 and reduced to $ 500,000 beginning December 17, 2021, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 9), and a minimum deposit of cash or securities totaling $150,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement. Total clearing deposit as of December 31, 2021 was $150,000. The Company was in compliance with the regarded covenants at December 31, 2021.

5. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

6. Credit Risk

For the year ended December 31, 2021, three non-related party customer accounts comprised 36 % of the company's total commission revenues. Accounts held by members of the firm (as related parties) comprised 37 % of total commission revenues.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. Additionally, the Securities Investor Protection Corporation will insure up to $500,000 in securities including a $250,000 limit for cash held in a brokerage account.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

7. Commitments and Contingencies

Leases
The Company sub-leases office space from a third party pursuant to a lease agreement. The lease, which is subject to escalation clauses, operating expenses and real estate taxes, provides for consecutive twelve month terms which may be cancelled by the Company at the end of each twelve month period. Rent expense for the year ended December 31, 2021 was $24,483 and is included in Occupancy on the statement of income.

Regulatory
In 2021, the Company and the SEC entered into a settlement whereby the Company would pay $25,000 civil monetary penalty for certain deficiencies deemed by the SEC related to Form CRS Filings and deliveries. As of December 31, 2021, the penalty is accrued and included in accounts payable and accrued expenses on the statement of financial condition. In accordance with the settlement agreement, the Company will make the penalty payments in 2022.

8. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan, at its discretion, based on its profits for the year. The Company did not contribute to the Plan for the year ended December 31, 2021.

9. Net Capital Requirements

As a registered broker-dealer with the SEC and the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $ 504,584 which was $ 404,584 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

10. Subsequent events

The Company has reviewed its records and has determined that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements through February 28, 2022, the date these financial statements were available to be issued.